Exhibit 99.1

MATERIAL CHANGE REPORT

Form 51-102F3

Item 1 Name and Address of Company

Titan Medical Inc. (the “Company” or “Titan”)

76 Berkeley Street

Toronto, Ontario

M5A 2W7

Item 2 Date of Material Change

December 13, 2022

Item 3 News Release

Attached as Schedule “A” is a copy of a news release relating to a material change, which was disseminated on December 13, 2022, through GlobeNewswire. The news release was subsequently filed on the System for Electronic Document Analysis and Retrieval at www.sedar.com.

Item 4 Summary of Material Change

On December 13, 2022, the Company announced that the United States Patent and Trademark Office (USPTO) had recently issued patent No. 11,504,191, titled “Graphical User Interface for a Robotic Surgical System.” The patent, directed at enhancing the surgeon user experience, generally covered a graphical user interface (GUI) overlay of a surgical workspace to track instrument movement.

Item 5 Full Description of Material Change

Please see the press release attached as Schedule “A” hereto.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

The following executive officer is knowledgeable about the material change and may be contacted about this report:

Stephen Lemieux

Chief Financial Officer

(416) 613-6203

Email:	stephen.lemieux@titanmedicalinc.com
Website:	www.titanmedicalinc.com

Item 9 Date of Report

March 6, 2023

SCHEDULE “A”

See attached news release.

Titan Medical Granted Patent Covering User Experience, Further Enhancing its Intellectual Property in Robotic Assisted Surgery

TORONTO, ON, Dec. 13, 2022 (GLOBE NEWSWIRE) -- Titan Medical Inc. (Nasdaq: TMDI; TSX: TMD), a medical device company focused on the development and commercialization of innovative surgical technologies for single access robotic-assisted surgery (RAS), today announced that the United States Patent and Trademark Office (USPTO) recently issued patent No. 11,504,191, titled “Graphical User Interface for a Robotic Surgical System.” The patent, directed at enhancing the surgeon user experience, generally covers a graphical user interface (GUI) overlay of a surgical workspace to track instrument movement.

“The granting of this patent is a result of our strategic plan to independently build and protect a robust patent portfolio in robotic assisted surgery, including around the Enos™ robotic single access surgical system. Today’s news validates our commitment to the continuum of innovation in robotic assisted surgery,” stated Cary Vance, President, and CEO of Titan. “Along with recent patent application filings, including some that have recently published, this patent demonstrates the company’s focus on being an innovation leader in single-access RAS. The technology covered in this patent could assist with early-stage artificial intelligence that works to limit movement of instruments, including movements based on patient anatomy or more general keep-out zones, as well as enhancements in single-access RAS beyond the Enos system, including next generation single-access RAS technologies and systems. We believe the breadth and depth of our patent portfolio provides us with options for monetization or other strategic opportunities.”

The granted patent covers technology that generates a three-dimensional boundary for instruments within the surgical workspace, based on movement generated by a user-controlled hand controller. It also covers technology that provides the surgeon user the ability to limit instrument movement based on a two-dimensional projection of the instrument’s position on the surgeon’s screen based on visual data as well as pre-operative patient imaging or scans, or other patient specific data embodying one or more keep-out zones.

Titan has developed an expansive intellectual property portfolio with over 225 pending and issued patents covering the United States and other jurisdictions that support and cover various aspects of single-access RAS including the Enos system’s surgeon workstation, patient cart, dexterous articulating instruments, ergonomic hand-controllers, enhanced vision systems, advanced control software, and instinctive surgeon overlays for providing interoperative feedback. This coverage may provide the company with multiple intellectual property options including further protecting its RAS technologies, and the potential to further license its technologies and secure strategic options.

About Titan Medical

Titan Medical Inc. (Nasdaq: TMDI; TSX: TMD), a medical device company headquartered in Toronto, Ontario with operations in Chapel Hill, North Carolina, is focused on enhancing robotic assisted surgery (RAS) using innovative technology through a single access point. The Enos™ robotic single access surgical system is being developed with an ergonomic focus to provide a surgical experience that imitates real-life movements that surgeons demand and includes multi-articulating instruments designed to allow surgeons an increased range of motion in a confined space, with dexterity and the ability to exert the forces necessary to complete common surgical tasks. With the Enos system, Titan intends to initially pursue gynecologic surgical indications. On November 30, 2022, the company announced the commencement of a strategic review process that will consider a full range of strategic alternatives including corporate sale, merger or other business combination, a sale of all or a portion of the company’s assets, strategic investment or other significant transaction.

Enos™ is a trademark of Titan Medical Inc.

For more information, visit www.titanmedicalinc.com and follow @TitanMedical on Twitter and LinkedIn.

Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws, which reflect the current expectations of management of the company’s future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements are frequently, but not always, identified by words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions, although these words may not be present in all forward-looking statements. Forward-looking statements that appear in this release may include, without limitation, references to: the scope and coverage of the granted patent; the potential use of the technology described in the patent; the company’s strategic review process and the potential outcome thereof; the company’s focus on single access robotic assisted surgery; the Enos system providing a surgical experience that imitates real-life movements; the Enos platform being designed to promote faster recovery, shorter hospital stays, lower risk of infection, fewer scars and less post-operative pain; Titan’s mission of improving outcomes for patients, hospitals and surgeons; and the company’s intention to initially pursue gynecologic surgical indications with the Enos system.

These forward-looking statements reflect management’s current beliefs with respect to future events and are based on information currently available to management that, while considered reasonable by management as of the date on which the statements are made, are inherently subject to significant business, economic and competitive uncertainties and contingencies which could result in actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking statements. Forward-looking statements involve significant risks, uncertainties and assumptions and many factors could cause the company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Such factors and assumptions include, but are not limited to, the Company’s ability to retain key personnel; its ability to execute on its business plans and strategies; the sufficiency of its working capital to continue to fund its operations during its strategic review process and other factors listed in the “Risk Factors” section of the company’s Annual Report for the fiscal year ended December 31, 2021 (which may be viewed at www.sedar.com and at www.sec.gov). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements.

Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions and the company has attempted to identify important factors that could cause actual actions, events, conditions, results, performance or achievements to differ materially from those described in forward-looking statements, the company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements. Except as required by law, the company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, investors should not place undue reliance on forward-looking statements. All the forward-looking statements are expressly qualified by the foregoing cautionary statements.

Contact
Kristen Galfetti
Vice President, Investor Relations
& Corporate Communications
+1-781-869-2553
investors@titanmedicalinc.com

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